UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 9)1

CARPARTS.COM, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

14427M107

(CUSIP Number)

Mr. David L. Kanen

Kanen Wealth Management, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 21, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14427M107

1	NAME OF REPORTING PERSON

PHILOTIMO FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,713,363
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,713,363
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,713,363
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%
14	TYPE OF REPORTING PERSON

IA, PN

CUSIP No. 14427M107

1	NAME OF REPORTING PERSON

Philotimo Focused Growth and Income Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		546,728
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

546,728
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

546,728
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IA, OO

CUSIP No. 14427M107

1	NAME OF REPORTING PERSON

KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,555,537
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,555,537
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,555,537
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%
14	TYPE OF REPORTING PERSON

IA, OO

CUSIP No. 14427M107

1	NAME OF REPORTING PERSON

DAVID L. KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		143,572
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,555,537
PERSON WITH	9	SOLE DISPOSITIVE POWER

143,572
	10	SHARED DISPOSITIVE POWER

2,555,537
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,699,109
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 14427M107

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”). This Amendment No. 9 amends and restates the Schedule 13D as set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Philotimo were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by PHLOX were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by KWM were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by Mr. Kanen were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 295,446 Shares beneficially owned by KWM is approximately $1,707,678, including brokerage commissions. The aggregate purchase price of the 1,713,363 Shares beneficially owned by Philotimo is approximately $10,400,113, including brokerage commissions. The aggregate purchase price of the 546,728 Shares beneficially owned by PHLOX is approximately $3,526,396, including brokerage commissions. The aggregate purchase price of the 143,572 Shares beneficially owned by Mr. Kanen is approximately $773,853, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 57,498,607 Shares outstanding as of October 23, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2023.

A.	Philotimo

(a)	As of the close of business on December 22, 2023, Philotimo beneficially owned 1,713,363 Shares.

Percentage: Approximately 3.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,713,363
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,713,363

(c)	The transactions in the Shares by Philotimo during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	PHLOX

(a)	As of the close of business on December 22, 2023, PHLOX beneficially owned 546,728 Shares.

CUSIP No. 14427M107

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 546,728
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 546,728

(c)	The transactions in the Shares by PHLOX during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	KWM

(a)	As of the close of business on December 22, 2023, KWM beneficially owned 2,555,537 Shares, consisting of (i) the 1,713,363 Shares owned directly by Philotimo, which KWM may be deemed to beneficially own as the general partner of Philotimo, (ii) the 546,728 Shares owned directly by PHLOX, which KWM may be deemed to beneficially own as the investment manager of PHLOX and (iii) 295,446 Shares directly owned by KWM.

Percentage: Approximately 4.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,555,537
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,555,537

(c)	The transactions in the Shares by KWM during the past sixty days are set forth in Schedule A and are incorporated herein by reference. The transactions in the Shares by Philotimo and PHLOX are also set forth in Schedule A and incorporated by reference.

D.	Mr. Kanen

(a)	As of the close of business on December 22, 2023, Mr. Kanen directly beneficially owned 2,699,109 Shares, consisting of (i) 143,572 Shares directly owned by Mr. Kanen and (ii) 2,555,537 Shares beneficially owned by KWM, which Mr. Kanen may be deemed to beneficially own as the managing member of KWM.

Percentage: Approximately 4.7%

(b)	1. Sole power to vote or direct vote: 143,572
2. Shared power to vote or direct vote: 2,555,537
3. Sole power to dispose or direct the disposition: 143,572
4. Shared power to dispose or direct the disposition: 2,555,537

(b)	Mr. Kanen has not transacted in the Shares during the past sixty days. The transactions in the Shares by KWM, Philotimo and PHLOX are also set forth in Schedule A and incorporated by reference.

KWM, in its role as investment manager to the Accounts, to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own shares of the Issuer’s Shares held in the Accounts.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(e)	As of December 21, 2023 the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

CUSIP No. 14427M107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2023

Kanen Wealth Management, LLC

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

Philotimo Fund, LP

By:	Kanen Wealth Management, LLC, its general partner

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

Philotimo Focused Growth and Income Fund

By:	Kanen Wealth Management, LLC, its investment adviser

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

/s/ David L. Kanen
David L. Kanen

CUSIP No. 14427M107

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

PHILOTIMO FUND, LP

Sale of Common Stock	12,428	3.4767	12/15/2023
Sale of Common Stock	23,397	3.4181	12/19/2023
Sale of Common Stock	58,341	3.4003	12/20/2023
Sale of Common Stock	141,111	3.4002	12/21/2023

PHILOTIMO FOCUSED GROWTH & INCOME FUND

Sale of Common Stock	6,403	3.4767	12/15/2023
Sale of Common Stock	12,053	3.4181	12/19/2023
Sale of Common Stock	72,694	3.4002	12/21/2023

KANEN WEALTH MANAGEMENT, llC (Through the Managed Accounts)

Sale of Common Stock	20,000	3.1863[1]	11/21/2023
Sale of Common Stock	7,065	3.1816[2]	11/22/2023

1 The reported price represents a weighted average sale price. The range of prices at which the Shares were sold was $3.19 to $3.21 per share. The Reporting Person undertakes to provide to the Staff, the Issuer or a security holder full information regarding the number of shares sold at each separate price.

2 The reported price represents a weighted average sale price. The range of prices at which the Shares were sold was $3.18 to $3.19 per share. The Reporting Person undertakes to provide to the Staff, the Issuer or a security holder full information regarding the number of shares sold at each separate price.